FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 2012

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 9NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F	____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	____	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item

1.	Press release dated September 3, 2012 – Total Voting Rights

2.	Press release dated September 11, 2012 – ARM Recognized in Forbes’ Top 10 ‘World's Most Innovative Companies’

3.	Press release dated September 24, 2012 – Nufront and ARM Extend Partnership to Provide OEMs with Competitive Solutions for Next-Generation Smartphones, Tablets and Smart-TVs

4.	Press release dated September 25, 2012 – MEDIA ALERT: ARM announces the new Keil MDK-Fujitsu Microcontroller Development Kit for Fujitsu FM3 Family

5.	Press release dated October 1, 2012 – Holding(s) in Company

6.	Press release dated October 1, 2012 – Holding(s) in Company

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 2, 2012
ARM HOLDINGS PLC.

By:	/s/ Tim Score
Name:	Tim Score
Title:	Chief Financial Officer

Item 1

ARM Holdings plc - Voting Rights and Capital

In conformity with the Transparency Directive’s transitional provision 6 we would like to notify the market of the following:

ARM Holdings plc’s capital as at 31st August 2012 consists of 1,378,947,255 shares of .05 pence each with voting rights.

Therefore, the total number of voting rights in ARM Holdings plc is 1,378,947,255.

The above figure 1,378,947,255 may be used by shareholders as the denominator for their calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, ARM Holdings plc under the FSA's Disclosure and Transparency Rules.

Item 2

ARM Recognized in Forbes’ Top 10 ‘World's Most Innovative Companies’

What: ARM has been recognized alongside other ARM ecosystem partners, as one of the world’s most innovative companies by Forbes Magazine. ARM ranks #10 alongside enterprise software partner, RedHat (#4) and industry leaders in cloud computing, Salesforce.com (#1) and Amazon.com (#3).

The list is based on a methodology that projects a company’s income from existing businesses, plus anticipated growth from those businesses, and analyses the net present value of those cash flows.

Why: The success of ARM and the ARM partner ecosystem is based on the innovative ARM business model. Alongside the highly scalable ARM architecture, this inclusive model enables ARM partners to drive sustained innovation across multiple market segments.

This includes the mobile industry - an ecosystem and culture that is now driving the post-PC era of computing, as consumers demand an always-on, always-connected and always-ready mobile experience. Increasingly, it also includes enterprise and cloud oriented technologies that are beginning to utilize energy-efficient, high-performance technology from ARM to innovate the server market.

Lastly, innovation based on ARM technology is driving the realization of the Internet of Things (IoT). ARM recently established the first industry forum to help shape this fast moving market. The forum aims to combat what they describe as the ‘Internet of Silos’ - an unconnected world with less value to both consumers and businesses. The forum will drive a blueprint for how technologies associated with the Internet of Things should and could work together to support the 50-billion intelligent devices due to be connected to the Internet by 2020.

When: 10th September 2012

Where: Globally

Who: ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

ARM website: http://www.arm.com/
ARM Connected Community®: http://www.arm.com/community/

ARM Blogs: http://blogs.arm.com/
ARMFlix on YouTube: http://www.youtube.com/armflix

ARM on Twitter:
http://twitter.com/ARMMultimedia
http://twitter.com/ARMMobile
http://twitter.com/ARMCommunity
http://twitter.com/ARMEmbedded
http://twitter.com/ARMSoC
http://twitter.com/ARMTools
http://twitter.com/SoftwareOnARM

ENDS

ARM is a registered trademark of ARM Limited. Mali is a trademark of ARM Limited All other brands or product names are the property of their respective holders. “ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB

Contact Details:
Andy Phillips
ARM
+44 (0) 1223 400930
andy.phillips@arm.com

Item 3

Nufront and ARM Extend Partnership to Provide OEMs with Competitive Solutions for Next-Generation Smartphones, Tablets and Smart-TVs

Nufront licenses latest ARM Cortex-A15 Processor and Mali-T658 GPU technology to drive innovation and address consumer demand for advanced features

CAMBRIDGE, UK & BEIJING, CHINA – 24 SEPTEMBER 2012 – Nufront, a leading Chinese fabless semiconductor company, and ARM today announced that Nufront has broadened its portfolio of ARM technology with licenses for the ARM® Cortex™-A15 MPCore™ Processor and ARM Mali™-T658 Graphics Processing Unit (GPU). Access to the advanced intellectual property (IP) from ARM will enhance the scalability of Nufront’s next generation application processor designs, delivering powerful 3G-ready solutions to OEMs for smartphones, tablet computers and smart-TVs. This will address demand from consumers for smart, connected devices that feature the performance and battery life required for advanced features, such as 3D graphics, visual computing, augmented reality and voice recognition.

“Consumers today demand an unprecedented computing experience, and our customers need to offer them a wide range of products and solutions that meet or exceed their expectations,” said Rock Yang, Marketing Vice President, Nufront. “The new licenses for Cortex-A15 processor and Mali-T658 GPU technology will enable Nufront to broaden our portfolio of capabilities to better address trends we see emerging in mobile products. At the same time, the new technology will allow Nufront to leverage its strengths in the WCDMA baseband market to help mobile OEMS deliver the functions and features for future users needs.”

“Consumers are increasingly demanding a more engaging experience via their smart, connected devices. In response, valued ARM partners, such as Nufront, continue to innovate using ARM technology,” said Ian Drew, executive vice president, marketing and business development, ARM.  ”We are delighted that Nufront has extended its portfolio of high-performance, energy-efficient ARM IP to include the Cortex-A15 processor and the Mali-T658 GPU. We look forward to the next-generation of consumer devices based on advanced solutions from Nufront.”

The Cortex-A15 processor licensed by Nufront is one of the latest innovations in the Cortex-A series processors. It delivers an unprecedented combination of performance and energy-efficiency to enable highly differentiated consumer product designs. Based on the Midgard architecture, the Mali-T658 GPU is the one of the most advanced solutions in the ARM graphics processor family and builds on proven GPU technology leadership from ARM.

As an ARM Partner, Nufront is also part of the ARM Connected Community®, a global network of over 950 companies with access to a wide variety of resources and aligned to provide optimized solutions based on the ARM architecture.

About NUFRONT

Founded in 2004 by several Chinese overseas returnees from Silicon Valley. Nufront is a highly innovative startup company which had cultivated and made believable success in a broad range of technology including wireless communication system, video search system and digital image processing system. Nufront has extensive partnership in China with industry leading company, first-class Chinese universities and academic institutes. For more information about Nufront see: www.nufront.com.

About ARM

ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

ARM website: http://www.arm.com/
ARM Connected Community®: http://www.arm.com/community/ARM
Blogs: http://blogs.arm.com/
ARMFlix on YouTube: http://www.youtube.com/armflix
ARM on Twitter:
http://twitter.com/ARMMultimedia
http://twitter.com/ARMMobile
http://twitter.com/ARMCommunity
http://twitter.com/ARMEmbedded
http://twitter.com/ARMSoC
http://twitter.com/ARMTools
http://twitter.com/SoftwareOnARM

ENDS

ARM is a registered trademark of ARM Limited. Mali is a trademark of ARM Limited All other brands or product names are the property of their respective holders. “ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB

Contact Details:
Andy Phillips
ARM
+44 (0) 1223 400930
andy.phillips@arm.com

Item 4

MEDIA ALERT: ARM announces the new Keil MDK-Fujitsu Microcontroller Development Kit for Fujitsu FM3 Family

What:
ARM® today announced the availability of the Keil™ MDK-Fujitsu Microcontroller Development Kit, a complete C/C++ software development environment for the ARM® Cortex™-M3 processor-based microcontroller Fujitsu FM3 microcontroller family. The new MDK-Fujitsu has been developed with Fujitsu Semiconductor, a long standing partner for ARM, and will help customers to accelerate development efficiency and decrease time-to-market enabling further expansion within Asia.

MDK-Fujitsu is supplied as a cost-effective 12-month term license, is tailored for the Fujitsu FM3 family, and includes ARM C/C++ cCompiler, µVision4™ IDE, CMSIS, DSP-Library, Debugger, Simulator, and RTX RTOS. The MDK-Fujitsu Debugger connects to a wide-range of adapters including Segger JLINK, the Keil ULINK2™, ULINK-ME™, and ULINKpro™ debug adapters. Software engineers will be able to reduce development time by analyzing software performance of a FM3 family MCU such as real-time program behavior and code coverage, with ULINKpro ETM Streaming trace. MDK-Fujitsu supports all FM3 family MCUs with set-up files, Flash programming algorithm, and device-specific debug views.

Why:
“Fujitsu Semiconductor supports full availability of the development environment for FM3 family. ARM now provides a tailored version of the popular MDK-ARM Microcontroller Development Kit with Keil MDK-Fujitsu, which contains the highly efficient ARM C/C++ compiler and the genuine Keil µVision IDE/Debugger,” said Mr.Toshiyuki Teramoto, Vice President, MCU Business Div, MCU Solutions Business Unit, Fujitsu Semiconductor Limited. “Now customers are able to develop applications for the Fujitsu FM3 family microcontrollers more easily and efficiently.”

“With the new MDK-Fujitsu we offer the industry-leading development tool kit tailored for the growing Fujitsu FM3 MCU family,” said Reinhard Keil, director of MCU tools, ARM. “MDK-Fujitsu connects via the ULINK debug adapter family to all Fujitsu FM3 family evaluation kits and provides debugging awareness for FM3 family peripherals. The Fujitsu FM3 family offers peripherals for Ethernet, USB, CAN, and LCD. MDK-Fujitsu may be upgraded to MDK-Professional that includes ready-to-use middleware for these communication peripherals.”

When:
Effective immediately

Where:
Global availability of Keil MDK-Fujitsu from ARM and ARM tools distributors. For more information: http://www.keil.com/distis/.

Who:
The Keil products from ARM include C/C++ compilers, debuggers, integrated development environments, RTOS, simulation models, and evaluation boards for the Cortex-M series, Cortex-R4, ARM7™ and ARM9™ processor families. For more info: http://www.keil.com.

ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

ARM website: http://www.arm.com/
ARM Connected Community®: http://www.arm.com/community/
ARM Blogs: http://blogs.arm.com/
ARMFlix on YouTube: http://www.youtube.com/armflix
ARM on Twitter:
·           http://twitter.com/ARMMultimedia
·           http://twitter.com/ARMMobile
·           http://twitter.com/ARMCommunity
·           http://twitter.com/ARMEmbedded
·           http://twitter.com/ARMLowPwr
·           http://twitter.com/ARMTools

ENDS

ARM is a registered trademark of ARM Limited. Mali is a trademark of ARM Limited All other brands or product names are the property of their respective holders. “ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.

Contact Details:
Tracy Robinson
ARM
+44 (0) 1223 406182
tracy.robinson@arm.com

Item 5

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	ARM Holdings PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	☒
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	☒
An event changing the breakdown of voting rights	☐
Other (please specify):	☐
3. Full name of person(s) subject to the notification obligation: iii	BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date on which the threshold is crossed or reached: v	24th September 2012
6. Date on which issuer notified:	26th September 2012
7. Threshold(s) that is/are crossed or reached: vi, vii	Holding has gone above 5%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
GB0000595859	Below 5%	Below 5%	N/A	N/A	68,630,092	N/A	4.98%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
CFD				562,867		Nominal	CFD
						0.04%	0.04%

Total (A+B+C)
Number of voting rights			Percentage of voting rights
69,192,959			5.02%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
BlackRock Investment Management (UK) Limited – 69,192,959 (5.02%)

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:	BlackRock Threshold Reporting Team
14. Contact name:	Andrew Manchester
15. Contact telephone number:	020 7743 5773

Note: Annex should only be submitted to the FSA not the issuer
Annex: Notification of major interests in sharesxxii

A: Identity of the persons or legal entity subject to the notification obligation
Full name (including legal form of legal entities)	BlackRock, Inc.
Contact address (registered office for legal entities)	12 Throgmorton Avenue, London, EC2N 2DL
Phone number & email	020 7743 5773; andrew.manchester@blackrock.com
Other useful information (at least legal representative for legal persons)	Andrew Manchester

B: Identity of the notifier, if applicable
Full name
Contact address
Phone number & email
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)

C: Additional information

Item 6

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	ARM Holdings PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	☒
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☒
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	☒
An event changing the breakdown of voting rights	☒
Other (please specify):	☒
3. Full name of person(s) subject to the notification obligation: iii	BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date on which the threshold is crossed or reached: v	27th September 2012
6. Date on which issuer notified:	28th September 2012
7. Threshold(s) that is/are crossed or reached: vi, vii	Holding has gone below 5%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
GB0000595859	68,630,092	68,630,092	N/A	N/A	N/A	N/A	Below 5%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
						Nominal	CFD

Total (A+B+C)
Number of voting rights			Percentage of voting rights
N/A			Below 5%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
BlackRock Investment Management (UK) Limited – N/A (Below 5%)

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:	BlackRock Regulatory Threshold Reporting Team
14. Contact name:	Andrew Manchester
15. Contact telephone number:	020 7743 5773

Note: Annex should only be submitted to the FSA not the issuer
Annex: Notification of major interests in sharesxxii

A: Identity of the persons or legal entity subject to the notification obligation
Full name (including legal form of legal entities)	BlackRock, Inc.
Contact address (registered office for legal entities)	12 Throgmorton Avenue, London, EC2N 2DL
Phone number & email	020 7743 5773; andrew.manchester@blackrock.com
Other useful information (at least legal representative for legal persons)	Andrew Manchester

B: Identity of the notifier, if applicable
Full name
Contact address
Phone number & email
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)

C: Additional information